FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL
RECEIVED
PROCESSING
JUN 30 2003
WASH. D.C.
161
SECTION

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

SES Americom Retirement and Savings Plan
4 Research Way
Princeton, NJ 08540

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431


03025849

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SES Americom Retirement and Savings Plan

By: 
Name: Paula M. Fairley
Title: Sr. VP Human Resources

Signing on behalf of and after review by Robert J. Kisilywicz, Chief Financial Officer

Date: June 27, 2002

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Auditors
24	Financial Report



345 Park Avenue
New York, NY 10154

Exhibit 23

SES Americom Retirement and Savings Plan

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 25, 2003, relating to the statements of net assets available for plan benefits of SES Americom Retirement and Savings Plan as of December 31, 2002 and 2001 and related statement of changes in net assets available for plan benefits for the year ended December 31, 2002 and the related supplemental schedules H, line 4i – schedule of assets (held at end of year) as of December 31, 2002 and Schedule G, Part III - schedule of non-exempt transactions for the year ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of SES Americom Retirement and Savings Plan.

KPMG LLP

New York, New York
June 26, 2003


KPMG

SES AMERICOM RETIREMENT AND SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

SES AMERICOM RETIREMENT AND SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

Index

* Schedules required by Form 5500 which are not applicable have not been included.



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Plan Administrator and Participants of the
SES Americom Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the SES Americom Retirement and Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the SES Americom Retirement and Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) – December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York

June 25, 2003

SES AMERICOM RETIREMENT AND SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

		2002	2001
Assets:			
Investments at fair value (note 3):			
Cash and cash equivalents	$	80,870	1,839
Common stock		1,329,096	34,028
Mutual funds		4,225,730	87,953
Pooled investment fund		1,459,672	36,688
Participant loans		111,908	—
Total investments		7,207,276	160,508
Receivables:			
Participant contributions		—	200,989
Employer contributions		24,973	270,025
Receivable for investment sold		—	466
Accrued interest and dividends		14,182	184
Total receivables		39,155	471,664
Total assets		7,246,431	632,172
Liabilities:			
Payable for investments purchased		9,050	—
Net assets available for plan benefits	$	7,237,381	632,172

See accompanying notes to financial statements.

SES AMERICOM RETIREMENT
AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2002

Additions to net assets attributable to:		
Investment (loss) income:		
Net depreciation in the fair value of investments (note 3)	$	(774,425)
Dividends		105,646
Interest		5,379
Total investment loss		(663,400)
Contributions:		
Employer		3,246,126
Participants		2,640,802
Rollover		1,431,987
Total contributions		7,318,915
Total additions		6,655,515
Deductions from net assets attributable to:		
Benefits paid to participants		50,306
Net increase		6,605,209
Net assets available for plan benefits at:		
Beginning of year		632,172
End of year	$	7,237,381

See accompanying notes to financial statements.

(1) Plan Description

The following brief description of the SES Americom Retirement and Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, adopted on November 12, 2001, is a defined contribution plan covering employees of SES Americom, Inc. and subsidiaries (the Company or Plan Sponsor), who have reached the age of eighteen. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Eligible employees who elect to participate in the Plan may contribute up to 15% of their salary in 1% increments on a before-tax basis. Participants may also make after-tax contributions each payroll period of up to 17% of their salary in 1% increment less any before-tax contributions made for such payroll period.

Employer's contributions are equal to 50% of employee contributions up to the first 7% of eligible compensation, which could be as much as 3.5% of the employee's salary.

The Company will contribute to the accounts of participants an integrated profit sharing contribution equal to (a) plus (b):

(a) 4.5% of compensation received during the payroll period to the extent that compensation received from the beginning of the plan year through the end of that payroll period does not exceed the social security wage base; plus

(b) 9.0% of compensation received during the payroll period to the extent that compensation received from the beginning of the plan year through the end of that payroll period does in fact exceed the social security wage base.

Participants are entitled to a transition profit sharing contribution if: (1) they were active participants in the GE Pension Plan immediately before November 12, 2001 (effective date), (2) were at least 35 years old on the effective date and (3) were eligible employees on the effective date. The transition profit sharing contribution is a percentage of compensation paid each payroll based on age at the payroll processing date for the applicable payroll period:

Age at payroll processing date	Percentage of compensation paid during payroll period
35-39	0.75%
40-44	2.25%
45-49	4.00%
50-54	6.00%
55 and above	8.50%

(Continued)

Participants' Accounts

Each participant's account is credited with the participant's contribution, allocation of the Company's matching contribution, if applicable, the integrated profit sharing contribution and transaction profit sharing contribution, and allocation of the Plan's earnings or losses. Allocations are based on participant's earnings or account balances, as provided in the Plan document. Each participant is entitled only to the benefits equal to the vested portion of their participant's account.

Vesting

A participant's interest in his or her before-tax contributions, after-tax contributions, matching contributions and rollover contributions will at all times be fully vested. A participant's interest in his or her profit sharing contributions will be fully vested immediately upon the earliest of the participant's death, disability, attainment of normal retirement age, or attainment of five years of vesting service. Before the earliest of the participant's death, disability, attainment of normal retirement age, or attainment of five years of vesting service, a participant's interest in his or her profit sharing contributions will be 0% vested. Forfeitures are used to reduce future employer contributions. At December 31, 2002, forfeited nonvested accounts totaled $2,033. These accounts will be used to reduced future employer contributions. No forfeitures were used to reduce employer contributions during 2002.

Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options currently available:

GE Common Stock Fund – The Fund invests primarily in GE common stock. A small portion of the fund is held in cash or other short-term investments to provide liquidity.

GE Stable Income Fund – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities through investment in a collective investment fund maintained by State Street Bank and Trust Company for the investment of assets of employee benefit plans qualified under the Internal Revenue Code.

GE U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

GE Premier Growth Equity Fund – The fund seeks long-term growth of capital and future income rather than current income, which the Fund seeks to achieve by investing primarily in growth-oriented equity securities.

GE Strategic Investment Fund – The fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments principally including U.S. and foreign stocks, bonds, and other debt instruments.

(Continued)

Royce Opportunity Fund – seeks long-term capital appreciation. The fund normally invests at least 65% of assets in common stocks and securities convertible into common stocks. Approximately equal weightings of small and micro-cap companies are included in the portfolio. The fund focuses on a limited number of companies with market capitalization between $400 million and $2 billion, that the advisor judges to have superior financial characteristics and/or unusually attractive business prospects.

State Street Global Advisors (SSgA) S&P 500 Index Fund – Funds are invested in various investment vehicles seeking to replicate the total return of the Standard & Poor's Composite Stock Price Index.

GE International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgage- and asset-backed instruments, and money-market instruments.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to maximum equal to the lessor of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the plan administrator and the borrower, but such period may in no event exceed 5 years from the effective date of the loan unless the loan is used to acquire, construct, reconstruct or substantially rehabilitate a principal residence, for which a term of up to 10 years may be permissible. Loans are secured by the balance in the participant's account.

Payment of Benefits

Subject to certain limitations, an active participant may withdraw all or a portion of his or her after-tax contributions, including earnings thereon, by applying to the Company. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59½. In the case of hardships, a participant may elect to withdraw all or a portion of pre-tax contributions, after-tax contributions, and rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and on-taxable loans.

On termination of service due to death, disability or retirement, or for terminations of service for other reasons, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account as a lump-sum amount.

(Continued)

**SES AMERICOM RETIREMENT
AND SAVINGS PLAN**

Notes to Financial Statements

December 31, 2002 and 2001

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. All shares of registered investments companies (mutual funds) are value at quoted market prices. Shares of pooled investment funds are stated at fair value, which represent the net asset value of shares held by the Plan as reported by the investment manager of the fund. GE Common Stock is traded on the New York Stock Exchange and was valued at the current market price on the last business day of the Plan year end. Short-term investments and participants loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Expenses

Expenses related to the administration of the Plan are paid by the Company.

(3) Investments

The Plan's investments are held in a trust by State Street Bank and Trust Company. Investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001 are as follows:

		2002	2001
GE Common Stock	$	1,329,096	34,028
GE Stable Income Fund		1,459,672	36,688
GE Strategic Investment Fund		658,711	9,041
Royce Opportunity Fund		1,157,087	31,447
SSgA S&P 500 Index Fund		420,609	10,943
GE Fixed Income Fund		1,270,820	15,428

(Continued)

During the year ended December 31, 2002, the Plan's investments (including investments bought, sold, as well as held during the year) depreciated (appreciated) in value as follows:

GE common stock	$	(421,408)
Mutual funds		(395,300)
Pooled investment fund		42,283
Total	$	(774,425)

(4) Risk and Uncertainties

The Plan offers a number of investment options including GE common stock and a variety of investment funds, some of which are mutual funds and a pooled investment fund. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across nine participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which principally invests in a single security.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination or partial termination, participants will become fully vested, and net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(6) Income Tax Status

The Internal Revenue Service issued its latest determination letter dated November 26, 2002, which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code and, therefore the related trust, is exempt from Federal income taxes. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of Section 401(a) and 401(k) of the Code.

(Continued)

(7) Related Party Transactions (Parties in Interest)

The record keeping functions for the underlying investments held by the Plan are performed by CitiStreet LLC (a State Street Bank and CitiGroup) which is party to a joint services agreement with GE Retirement Services, Inc. (GERS). GERS is an indirect wholly owned subsidiary of General Electric Company (GE) and a related party of the Plan Sponsor.

Certain investments of the Plan are shares of mutual funds advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Certain investments of the Plan are shares of a pooled investment fund managed and valued by State Street Bank and Trust Company. State Street Bank and Trust Company is also the custodian of the Plan. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by GE. The Plan Sponsor is a related party of GE.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Alternatively, mutual fund and pooled investment fund operation expenses come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

Supplemental Schedule

SES AMERICOM RETIREMENT AND SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue	Description of Investment	Number of shares		Current value
* State Street Short-term Investment Fund	Cash and cash equivalent	80,870	$	80,870
* GE Company	Common stock	54,583		1,329,096
* GE Premier Growth Equity Fund	Mutual fund	12,426		250,130
* GE Strategic Investment Fund	Mutual fund	33,168		658,711
Royce Opportunity Fund	Mutual fund	157,856		1,157,087
* SSGA S&P 500 Index Fund	Mutual fund	28,988		420,609
* GE U.S. Equity Fund	Mutual fund	15,004		323,927
* GE International Equity Fund	Mutual fund	14,815		144,446
* GE Fixed Income Fund	Mutual fund	100,222		1,270,820
* GE Stable Income Fund	Pooled investment fund	91,007		1,459,672
* Participant loans	13 loans to participants with interest rates from 4.75% to 5.25%			111,908
			$	7,207,276

* Party in interest as defined by ERISA

See accompanying independent auditors' report.